Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Hypothetical Payment at Maturity per Security**

■ The Underlying	■ The Securities

	Hypothetical Underlying Return on Valuation Date	Hypothetical Security Return	Hypothetical Payment at Maturity
	50.00%	9.10%	$1,091.00
D	25.00%	9.10%	$1,091.00
	9.10%	9.10%	$1,091.00
C	5.00%	9.10%	$1,091.00
	0.00%	9.10%	$1,091.00
B	-5.00%	0.00%	$1,000.00
	-10.00%	0.00%	$1,000.00
	-10.01%	-0.01%	$999.90
	-25.00%	-15.00%	$850.00
A	-50.00%	-40.00%	$600.00
	-100.00%	-90.00%	$100.00

1.25 Year Buffered Digital Securities Linked to INDU

Preliminary Terms

This summary of terms is not complete and should be read with the preliminary pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The Dow Jones Industrial AverageTM (ticker: “INDU”)
Pricing date:	June 25, 2025
Valuation date:	September 30, 2026
Maturity date:	October 5, 2026
Digital return amount:	At least 9.10% of the stated principal amount*
Final buffer value:	90.00% of the initial underlying value
Buffer percentage:	10.00%
CUSIP / ISIN:	17331JAF9 / US17331JAF93
Initial underlying value:	The closing value on the pricing date
Final underlying value:	The closing value on the valuation date
Underlying return:	(Final underlying value - initial underlying value) / initial underlying value
Payment at maturity:

•If the final underlying value is greater than or equal to the initial underlying value: $1,000 + the digital return amount

•If the final underlying value is less than the initial underlying value but greater than or equal to the final buffer value: $1,000

•If the final underlying value is less than the final buffer value: $1,000 + [$1,000 × (the underlying return + the buffer percentage)]

If the final underlying value is less than the final buffer value, which means that the underlying has depreciated from the initial underlying value by more than the buffer percentage, you will lose 1% of the stated principal amount of your securities at maturity for every 1% by which that depreciation exceeds the buffer percentage.

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Stated principal amount:	$1,000 per security
Preliminary pricing supplement:	Preliminary Pricing Supplement dated May 29, 2025

* The actual digital return amount will be determined on the pricing date.

** The diagram and the hypotheticals assume the lowest digital return amount at maturity.

Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-270327 and 333-270327-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.

Selected Risk Considerations

•You may lose a significant portion of your investment. Your payment at maturity will depend on the final underlying value. If the final underlying value is less than the final buffer value, which means that the underlying has depreciated from the initial underlying value by more than the buffer percentage, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer percentage.

•Your potential return on the securities at maturity is limited to the digital return, even if the underlying appreciates by significantly more than the digital return.

•The securities do not pay interest.

•You will not receive dividends or have any other rights with respect to the underlying.

•Your payment at maturity depends on the closing value of the underlying on a single day.

•The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•The issuer and its affiliates may have conflicts of interest with you.

•The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.